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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 3)*

                           KELLSTROM INDUSTRIES, INC.
                           --------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    488035106
                                 --------------
                                 (CUSIP Number)


                                 Zivi R. Nedivi
                           Kellstrom Industries, Inc.
                           1100 International Parkway
                             Sunrise, Florida 33323
                                 (954) 845-0427
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 AUGUST 24, 2000
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).



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                                 SCHEDULE 13D


CUSIP NO. 488035106                    13D      PAGE    2     OF    6    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ZIVI R. NEDIVI
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
           PF
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          ISRAEL
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    895,535(1)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   895,535(1)
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          895,535
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          IN
          ---------------------------------------------------------------------

(1) Includes (i) 211,899 shares of Kellstrom Industries, Inc's common stock, par value $.001 per share (the "Common Stock"), (ii) 677,000 shares of Common Stock subject to options exercisable within 60 days of the filing hereof, and (iii) 6,636 shares of Common Stock subject to warrants exercisable within 60 days of the filing hereof.
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                                  SCHEDULE 13D

                                                               PAGE 3 OF 6 PAGES

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of Kellstrom Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1100 International Parkway, Sunrise, Florida 33323.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended by deleting the text in its entirety and substituting in its place the following:

(a)      Name:             Zivi R. Nedivi

(b)      Business address:          1100 International Parkway
                                    Sunrise, Florida 33323

(c)      Present principal occupation:

Mr. Nedivi is currently the Chief Executive Officer, President and a director of the Company.

(d)      Criminal Proceedings:

During the past five (5) years, Mr. Nedivi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Civil Proceedings:

During the past five (5) years, Mr. Nedivi has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:      Israel

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 27, 2000 and April 28, 2000, Mr. Nedivi purchased an aggregate of 25,000 shares of the Company's Common Stock in the open market for approximately $102,000. The purchase price was paid with personal funds of Mr. Nedivi.

ITEM 4. PURPOSE OF TRANSACTION.

Purpose of the acquisition of the securities of the Company:     Investment

(a) The reporting person has no specific plan or proposal to acquire additional securities of the Company or to dispose of any securities of the Company. However, as an investor, the reporting



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person reviews from time to time the performance of all of his investments, including, but not limited to the securities of the Company and may in the future acquire or dispose of additional securities of the Company.

(b)      None.
(c)      None.
(d)      None.
(e)      None.
(f)      None.
(g)      None.
(h)      None.
(i)      None.
(j)      None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends the Schedule 13D (the "Schedule 13D") previously filed by Mr. Nedivi on September 1, 1995, as amended on February 16, 1999 and February 14, 2000. This Amendment No. 3 reflects a change in the number of shares and the percentage interest represented thereby of the Company's Common Stock held by the reporting person as a result of the transactions described in 5(c) below. Additionally, the Stockholders Agreement dated August 24, 1995 (the "Stockholders Agreement") entered into by Mr. Nedivi and Yoav Stern, and previously disclosed on the
Schedule 13D, has terminated in accordance with its terms.

(a) Mr. Nedivi is currently the beneficial owner of 895,535 shares of the Company's Common Stock representing 7.1% of the Company's Common Stock. Of these, (i) 211,899 shares are held directly by Mr. Nedivi; (ii) 677,000 shares of Common Stock are subject to options exercisable by Mr. Nedivi within 60 days of the filing hereof; and (iii) 6,636 shares of Common Stock are subject to warrants exercisable by Mr. Nedivi within 60 days of the filing hereof.

(b) Mr. Nedivi has sole dispositive and voting power over 895,535 shares of the Company's Common Stock. Mr. Nedivi has shared dispositive and voting power over 0 shares of the Company's Common Stock.

(c) Since the most recent amendment made by Mr. Nedivi on February 14, 2000, as a member of a group within the meaning of Section 13(d)(3) of the Securities Act of 1933, as amended, which group included Yoav Stern, Mr. Nedivi has effected the following transactions involving the Company's Common Stock:

         (i) On April 27, 2000, Mr. Nedivi purchased (a) 1,200 shares of the Company's Common Stock in the open market for $4.10 per share, (b) 5,000 shares of the Company's Common Stock in the open market for $4.13 per share, (c) 5,300 shares of the Company's Common Stock in the open market for $4.00 per share and
(d) 13,100 shares of the Company's Common Stock in the



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open market for $4.07 per share. These transactions were reported on Mr.
Nedivi's Form 4 for April 2000.

         (ii) On April 28, 2000, Mr. Nedivi purchased 400 shares of the Company's Common Stock in the open market for $4.19 per share. This transaction was reported on Mr. Nedivi's Form 4 for April 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 13, 2001
                                                        /s/ Zivi R. Nedivi
                                                        ----------------------
                                                           Zivi R. Nedivi